10025619

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
FEB 23 2010
503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66474

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trout Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

740 Broadway - Suite 903
(No. and Street)

New York (City) NY (State) 10003 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lee Stern 646-378-2900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosen Seymour Shapss Martin & Company LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue - 6th Floor (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan Fassberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trout Capital LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTOPHER WONG
NOTARY PUBLIC, STATE OF NY
NO. 01WO5068228
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES OCT. 28, 2010

Signature

Member, CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TROUT CAPITAL LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

Year Ended December 31, 2009

WITH
INDEPENDENT AUDITORS' REPORT

RSSM

ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
Certified Public Accountants

1956 - 2006
50 Years
Growth • Vision • Solutions

INDEX

December 31, 2009

ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
Certified Public Accountants & Profitability Consultants

INDEPENDENT AUDITORS' REPORT

To the Members
Trout Capital LLC:

We have audited the accompanying statement of financial condition of Trout Capital LLC as of December 31, 2009, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trout Capital LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosen Seymour Shapss Martin & Company LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 5, 2010

757 THIRD AVENUE, NEW YORK, NY 10017-2049 ❖ TEL. (212) 303-1800 ❖ FAX (212) 755-5600 ❖ www.rssmcpa.com

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

Assets	
Current assets:	
Cash and cash equivalents	$ 971,571
Commission receivable	27,313
Securities owned, at fair value (Notes 2 and 3)	6,766
Prepaid expenses and other current assets	8,734
Total current assets	1,014,384
Property and equipment, net of accumulated depreciation of $14,517 (Note 4)	10,262
Total assets	$ 1,024,646
Liabilities and Members' Equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 56,217
Income taxes payable	42,980
Due to affiliate (Note 6)	61,565
Total liabilities	160,762
Members' equity (Note 5)	863,884
Total liabilities and members' equity	$ 1,024,646

The accompanying notes are an integral part of these financial statements.

STATEMENT OF INCOME

Year Ended December 31, 2009

Revenues:	
Fees and commissions (Note 2)	$ 4,730,860
Interest income	3,694
Unrealized loss on investments	(30,712)
Net revenues	4,703,842
Operating expenses:	
Salaries – registered representatives	1,119,776
Salaries – other	16,248
Payroll taxes and benefits	64,232
Professional fees	309,092
Due diligence	1,065,906
Regulatory and agency fees	24,420
Rent and utilities	22,495
Selling	23,607
Insurance	5,093
General office	102,102
Depreciation	6,638
Total operating expenses	2,759,609
Income before provision for income taxes	1,944,233
Provision for income taxes (Note 2)	75,324
Net income	$ 1,868,909

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year Ended December 31, 2009

	Class A Members	Class B Members	Total Members
Members' equity:			
Balance at beginning of year	$ 52,508	$ 246,734	$ 299,242
Net income 2009	1,664,985	203,924	1,868,909
Distributions during 2009	(1,304,267)	-	(1,304,267)
	$ 413,226	$ 450,658	$ 863,884

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2009

Cash flows from operating activities:	
Net income	$ 1,868,909
Adjustments to reconcile net income to net cash provided by operating activities:	
Non-cash compensation received	(36,053)
Unrealized loss on securities	30,712
Depreciation and amortization	6,638
Increase (decrease) in cash flows as a result of changes in asset and liability account balances:	
Commission receivable	(1,166)
Prepaid expenses and other current assets	3,806
Accounts payable and accrued expenses	2,172
Income taxes payable	41,480
Due to affiliate	(170,335)
Total adjustments	(122,746)
Net cash provided by operating activities	1,746,163
Cash flows used by financing activities:	
Members' distributions	(1,304,267)
Net increase in cash and cash equivalents	441,896
Cash and cash equivalents:	
Beginning of year	529,675
End of year	$ 971,571
Supplemental disclosure of cash flow information:	
Cash paid during the year for income taxes	$ 31,724

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

1. Nature of Business

Trout Capital LLC (the "Company") was formed as a limited liability company under the laws of New York State on November 13, 2003. The Company conducts business as a broker dealer and is registered with FINRA (formerly the National Association of Security Dealers) as of October 1, 2004.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company places its cash with high credit quality financial institutions, which at times may be in excess of FDIC insurance limits. At December 31, 2009, the Company exceeded that limit by approximately $729,000.

Investment Valuation

Although the Company does not trade for its own account, they may from time to time receive stock warrants as part of their compensation. The Company treats those investments as trading securities and recognizes income for the fair value of the securities received. The investments are fair valued again at the balance sheet date and the difference recognized as unrealized gain or loss. See Note 3 for a discussion of fair value measurements.

Furniture and Equipment

Furniture and equipment are being depreciated using the straight-line method over the estimated useful lives of the assets. Expenditures which do not extend the useful lives of the related assets are expensed as incurred.

Income Recognition/Business Activities

The Company earns placement fees for assisting its clients in identifying and contacting various potential investors. The Company is not registered in accordance with Section 15 of the Securities Exchange Act, and does not carry customer accounts, handle customer funds or securities, nor transact business in securities through a medium of any member of a national securities exchange. Accordingly, the Company is exempt form SEC Rule 15c-3-3 under Section (k)(2)(i).

Shared Operating Expenses

The Company shares various operating expenses with an affiliate, The Trout Group LLC. Operating expenses such as rent, utilities, office salaries, employee benefits and general office are allocated pursuant to an agreement between the parties (see Note 5). The agreement was amended effective January 1, 2008 (see Note 6).

Income Taxes

The Company has elected to be treated as a partnership for federal and state tax purposes and is responsible for California and New York State LLC fees, and New York City Unincorporated Business Taxes.

Generally accepted accounting principles clarifies the accounting for uncertainty in income taxes recognized in the Company's financial statements by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company adopted this principle as of January 1, 2009. As of December 31, 2009, the Company does not believe it has any uncertain tax positions that would qualify for either recognition or disclosure in the financial statements. Years ended December 31, 2006, 2007 and 2008 remain open to examination by federal, state and local income tax authorities.

3. **Fair Value Measurements**

Generally accepted accounting principles define fair value, establish a framework for measuring fair value, and establish fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes

that the transaction to sell the asset or liability or, in the absence of principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by generally accepted accounting principles, are used to measure fair value. The fair value prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

All of the Company's investments are warrants (see Note 2) and involve Level 3 inputs. The Company calculates the fair value its warrants using the Black-Scholes model which is a mathematical calculation where the fair value of the warrant is a function of the present market value of the underlying security, the exercise price, the time frame until expiration of the warrant, the risk-free discount rate and the average volatility in the price of the underlying security.

	Beginning Balance	Unrealized Gains and (Losses) Related to Assets Held at Year End	Purchases, Issuances, and Settlements	Ending Balance
ASSETS				
Securities owned	$ 1,425	$ (30,712)	$ 36,053	$ 6,766

4. Property and Equipment

Property and equipment as of December 31, 2009 consists of:

Furniture and fixtures	$ 8,515
Computer software	16,264
	24,779
Less accumulated depreciation	14,517
	$ 10,262

For the year ended December 31, 2009, depreciation expense was $6,638.

5. Members' Equity

Pursuant to an operating agreement, effective May 1, 2006, the Company created various classes of members:

Class A members are registered representatives of the Broker/Dealer and are entitled to an allocation of the profits of the Company. All Class A members are voting members of the Management Committee.

Class A members are entitled to a distribution based on gross commission revenue in addition to an allocation of the Company's profit.

Class B members are the original members, are nonvoting, and share only in the profit and loss of the Company.

Class C members become such upon the termination, resignation, death or disability of a Class A member. Class C members have a non-voting terminal profits interest in the Company. Currently, there are no Class C members.

An individual member may be both a Class A and a Class B member.

6. Related Party Transactions

Shared Expenses

As discussed in Note 2, the Company has entered into an agreement with an affiliate, The Trout Group LLC, to share various operating expenses, including the base salaries for employees who qualify as registered representatives. The Company is totally responsible for the salaries of registered representatives above the base amount. Shared expenses for 2009 totaled approximately $490,000.

Due Diligence

During 2008, The Trout Group LLC also provided various services to the Company. Charges for these services totaled $1,065,906 and are included in due diligence.

At December 31, 2009 the total amount due to The Trout Group LLC was $61,565.

7. Net Capital

Trout Capital LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

As of December 31, 2009, the Company's net capital exceeded the minimum requirement by $800,092. The ratio of aggregate indebtedness to net capital was .20 to 1.

8. Subsequent Events

The Company has evaluated its subsequent events through February 5, 2010, the date that the accompanying financial statements were available to be issued. The Company has no material subsequent events requiring disclosure.

SUPPLEMENTARY INFORMATION

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2009

Net capital:		
Members' equity		$ 863,884
Deduct:		
Non-allowable assets:		
Commission receivable	$ 27,313	
Securities owned	6,766	
Prepaid expenses and other current assets	8,734	
Property and equipment, net	10,262	53,075
Haircuts		-
Net capital		810,809
Less the greater of:		
6-2/3% of aggregate indebtedness	10,717	
Minimum dollar net capital	5,000	10,717
Excess net capital		$ 800,092
Aggregate indebtedness		$ 160,762
Percentage of aggregate indebtedness to net capital		20%

Reconciliation with Company's computation (included in part II of Form X-17A-5 as of December 1, 2009)	
Net capital, as reported in Company's part II (unaudited) Focus Report	$ 808,811
Reduction in non-allowable assets (prepaid taxes)	22,000
Increase in due to affiliate	(20,000)
Rounding	(2)
Net capital per above	$ 810,809

See independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
Trout Capital LLC:

In planning and performing our audit of the financial statements of Trout Capital LLC (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3 under Section (k)(2)(i). Because the Company does not carry securities accounts for customers, or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in either of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally

accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A ***control deficiency*** exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A ***significant deficiency*** is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's control.

A ***material weakness*** is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control and that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Board of Directors, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosen Seymour Shapss Martin & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 5, 2010

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of Trout Capital LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Trout Capital LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Trout Capital LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Trout Capital LLC's management is responsible for the Trout Capital LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS report Form X-17A-5 for the period from January 1, 2009 to March 31, 2009, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers relating to additions to and deductions from revenues noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers referenced above supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the management of Trout Capital LLC and specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rosen Seymour Shapss Martin & Company LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 12, 2010